UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED

Capmark Financial Group Inc.

(Issuer)
(Name of Applicant)

116 Welsh Road
Horsham, Pennsylvania 19044
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Floating Rate First Lien A Notes due 2014 Floating Rate First Lien B Notes due 2015	Up to aggregate principal amount of $750,000,000 Up to aggregate principal amount of $500,000,000

Approximate date of proposed public offering:

As soon as practicable after the date of the qualification of the Indenture pursuant to this Application and the
Effective Date of the Plan of Reorganization

Name and address of agent for service: Thomas L. Fairfield Capmark Financial Group Inc. 116 Welsh Road Horsham, Pennsylvania 19044	With copies to: John J. Altorelli, Esq. Eric Blanchard, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

1. General Information.

The issuer of the Notes is Capmark Financial Group Inc. (the “Company” or “Applicant”). The Applicant is a Nevada corporation.

2. Securities Act Exemption Applicable.

On October 15, 2009, the Company, and certain direct and indirect wholly owned subsidiaries of the Company (together, the “First Filed Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 15, 2010, Capmark Investments LP (“CILP”), a subsidiary of the Company, commenced a voluntary case under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On July 29, 2010, Protech Holdings C, LLC (“Protech C,” together with CILP and the First Filed Debtors, the “Debtors”), a subsidiary of the Company, commenced a voluntary case under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Bankruptcy Court is jointly administering these cases as under the caption “In re Capmark Financial Group Inc., et al., Case No. 09-13684 (CSS).”

Certain of the Debtors, including the Company, are proponents of the Second Amended Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code, dated July 8, 2011 [Docket No. 3224 ] (the “Plan”), attached hereto as Exhibit T3E.1, as may be altered, amended, modified or supplemented from time to time in accordance with the terms and provisions of the Plan. The terms of the Plan are described in the Second Amended Disclosure Statement for Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code, dated July 8, 2011 [Docket No.3226] (the “Disclosure Statement”), attached hereto as Exhibit T3E.2.

If confirmed by an order issued by the Bankruptcy Court, the Plan will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). On the Effective Date or as soon as reasonably practicable thereafter, the Company is issuing each of the Floating Rate First Lien A Notes due 2014 and the Floating Rate First Lien B Notes due 2015 (collectively, the “Notes”).

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes pursuant to the Plan will satisfy the aforementioned requirements.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicant as of June 30, 2011. Other than specifically identified below, the following are expected to be affiliates immediately following the Effective Date.

COMPANY	OWNER	PERCENTAGE
GMACCH Investor LLC(1)	Private Investors	100%
GMAC Mortgage LLC(1)	Ally Financial Inc.	100%
100 Peachtree Street Atlanta, LLC	CB Asset Resolution Corporation	100%
20 South 36th Street Philadelphia, LLC	CB Asset Resolution Corporation	89%
	CB Philadelphia Asset Resolution LLC	11%
508 Venture One, L.P.	Capmark Finance Inc.	100%
Akasaka Residential GK	Kalaiwaa Property Ippan Shadan Hojin	100%
American Tax Credit Corporate California Fund, L.P.	AMTAX Holdings Corp. Fund (Del.) VIII, LLC	69.16%
	Broadway Street California, LP	1.00%
American Tax Credit Corporate Fund XVIII, L.P.	Broadway Street XVIII, LP	0.01%
	MS Guaranteed Tax Credit Fund I, LLC	99.99%
American Tax Credit Corporate Fund XVI, L.P.	Broadway Street XVI, LP	0.01%
	GMACCH Guaranteed Tax Credit Fund IX, LLC	99.99%
American Tax Credit Corporate Fund XV, L.P.	Broadway Street XV, LP	0.01%
	GMACCH Guaranteed Tax Credit Fund VI, LLC	99.99%
American Tax Credit Corporate Fund XX, LLC	Capmark Affordable Equity Inc.	100.00%
American Tax Credit Corporate Georgia Fund III, LLC	Capmark Affordable Properties Inc.	0.01%(2)
American Tax Credit Corporate Georgia Fund I, L.P.	Broadway Street Georgia I, LLC	0.20%
	MS Guaranteed Georgia Tax Credit Fund, LLC	29.17%
	MS Guaranteed Georgia Tax Credit Fund II, LLC	39.92%
	MS Guaranteed Georgia Tax Credit Fund III, LLC	4.47%
	MS Guaranteed Georgia Tax Credit Fund IV, LLC	26.24%
American Tobacco HH II LLC	Capmark Finance Inc.	0.01%(2)
AMTAX Holdings 102, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 103, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 104, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 105, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 107, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 108, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 109, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 110, LLC	AMTAX Holding Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 111, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 112, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 114, LLC	AMTAX Holdings Corp. Fund (Del.) IV, LLC	100%
AMTAX Holdings 115, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 116, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 118, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 120, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 121, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 122, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 123, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 124, LLC	AMTAX Holdings Corp. Fund (Del.) IV, LLC	100%
AMTAX Holdings 125, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 128, LLC	American Tax Credit Corporate Fund XX, LLC	100%
AMTAX Holdings 129, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 130, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 131, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 132, LLC	AMTAX Holdings Corp. Fund (Del.) 30, LLC	100%
AMTAX Holdings 133, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 134, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 135, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 136, LLC	AMTAX Holdings Corp. Fund (Del.) 30, LLC	100%
AMTAX Holdings 137, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 138, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 139, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 140, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 141, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 142, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 143, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 144, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 145, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 146, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 147, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%
AMTAX Holdings 149, LLC	AMTAX Holdings Corp. Fund (Del.) 34, LLC	100%
AMTAX Holdings 150, LLC	American Tax Credit Corporate Georgia Fund I, L.P.	100%
AMTAX Holdings 152, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 153, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 154, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 155, LLC	AMTAX Holdings Corp. Fund (Del.) VIII, LLC	100%
AMTAX Holdings 156, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 157, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 159, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 160, LLC	AMTAX Holdings Corp. Fund (Del.) 34, LLC	100%
AMTAX Holdings 161, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 162, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 163, LLC	American Tax Credit Corporate Fund XVII, L.P.	100%
AMTAX Holdings 164, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 165, LLC	AMTAX Holdings Corp. Fund (Del.) IV, LLC	100%
AMTAX Holdings 166, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 168, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 169, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 170, LLC	American Tax Credit Corporate Georgia Fund I, L.P.	100%
AMTAX Holdings 171, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 172, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 173, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 174, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 175, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 176, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 177, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 178, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 179, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 180, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 181, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 182, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 183, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 186, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 187, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 188, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 189, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 190, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 192, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 193, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 198, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 199, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-AA, LLC	Paramount Properties Tax Credit Fund, L.P.	100%
AMTAX Holdings 2001-A, LLC	Paramount Properties Tax Credit Fund, L.P.	100%
AMTAX Holdings 2001-BB, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-CCC, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 2001-CC, LLC	American Tax Credit Corporate California	100%
AMTAX Holdings 2001-DDD, LLC	Paramount Properties Tax Credit Fund, L.P.	100%
AMTAX Holdings 2001-DD, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-EEE, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 2001-EE, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 2001-E, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-FFF, LLC	Paramount Properties Tax Credit Fund, L.P.	100%
AMTAX Holdings 2001-FF, LLC	Capmark Affordable Properties Inc.	0.01%
	AMTAX Holdings Corp. Fund (Del.) 37, LLC	99.99%
AMTAX Holdings 2001-F, LLC	American Tax Credit Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-GG, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-HHH, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 2001-HH, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-H, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-III, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-II, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-JJJ, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 2001-JJ, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 2001-J, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-K, LLC	Paramount Properties, Inc.	0.01%
	American Tax Credit Corporate California Fund, L.P.	99.99%
AMTAX Holdings 2001-L, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%
AMTAX Holdings 2001-LL, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-LLL, LLC	AMTAX Holding Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-M, LLC	Paramount Properties Tax Credit Fund, L.P.	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 2001-NN, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 2001-NNN, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-O, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-OO, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-OOO, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 2001-P, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-PP, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-PPP, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-Q, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-QQ, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-QQQ, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-R, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-RR, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-RRR, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-S, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-SS, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 2001-SSS, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-T, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-TT, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-TTT, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-U, LLC	Paramount Properties Tax Credit Fund, L.P.	100%
AMTAX Holdings 2001-UU, LLC	AMTAX Holdings Corp. Fund (Del.), LLC	100%
AMTAX Holdings 2001-UUU, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-VV, LLC	American Tax Credit Corporate Fund XVI, L.P.	100%
AMTAX Holdings 2001-VVV, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-W, LLC	GAHTCF Holdings, LLC	100%
AMTAX Holdings 2001-WWW, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-X, LLC	American Tax Credit Corporate Fund XV, L.P.	100%
AMTAX Holdings 2001-XX, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-XXX, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-Y, LLC	AMTAX Holdings Corp. Fund (Del.) VIII, LLC	100%
AMTAX Holdings 2001-YY, LLC	American Tax Credit Corporate Fund XV, L.P.	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 2001-YYY, LLC	AMTAX Holdings Corp. Fund (Del.) V, LLC	100%
AMTAX Holdings 2001-Z, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 2001-ZZZ, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 201, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 202, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 204, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 205, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 206, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 207, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 209, LLC	AMTAX Holdings Corp. Fund (Del.) 30, LLC	100%
AMTAX Holdings 211, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 212, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 214, LLC	American Tax Credit Corporate Georgia Fund, L.P	100%
AMTAX Holdings 215, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 217, LLC	American Tax Credit Corporate Georgia Fund III, LLC	100%
AMTAX Holdings 218, LLC	AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	100%
AMTAX Holdings 219, LLC	Paramount Georgia, LLC	100%
AMTAX Holdings 220, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 221, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 222, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 223, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 225, LLC	Paramount Georgia, LLC	100%
AMTAX Holdings 226, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 227, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 229, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 230, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 231, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 232, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 233, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 235, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 237, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 238, LLC	AMTAX Holdings Corp. Fund (Del.) X, LLC	100%
AMTAX Holdings 239, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 240, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 241, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 242, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 243, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 245, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 246, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 247, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 248, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 249, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 250, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 251, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 254, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 255, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 257, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 258, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 259, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 260, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 261, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 262, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 263, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 264, LLC	AMTAX Holdings Corp. Fund (Del.) XI, LLC	100%
AMTAX Holdings 265, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 266, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 268, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 269, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 270, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 271, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 272, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 273, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 274, LLC	AMTAX Holdings Corp. Fund (Del.) 33, LLC	100%
AMTAX Holdings 275, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 276, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 277, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 278, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 279, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 280, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 281, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 282, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 283, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 284, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 285, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 286, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 288, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 289, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 290, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 291, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 292, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 293, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 294, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 295, LLC	American Tax Credit Corporate Fund XX, LLC	100%
AMTAX Holdings 296, LLC	AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	100%
AMTAX Holdings 298, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 299, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 300, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 301, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 302, LLC	AMTAX Holdings Corp. Fund (Del.) XVII, LLC	100%
AMTAX Holdings 303, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 304, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 305, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 306, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 307, LLC	AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	100%
AMTAX Holdings 309, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 310, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 311, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 312, LLC	AMTAX Holdings Corp. Fund (Del.) II, LLC	100%
AMTAX Holdings 315, LLC	Paramount Georgia, LLC	100%
AMTAX Holdings 316, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 317, LLC	AMTAX Holdings Corp. Fund (Del.) 33, LLC	100%
AMTAX Holdings 319, LLC	Paramount Georgia, LLC	100%
AMTAX Holdings 320, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 321, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 323, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 324, LLC	AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	100%
AMTAX Holdings 325, LLC	AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	100%
AMTAX Holdings 326, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 327, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 328, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%
AMTAX Holdings 329, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 330, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 331, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 332, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 333, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 334, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 335, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 336, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 337, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 338, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 339, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 340, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 341, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 342, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 343, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 346, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 349, LLC	Paramount Properties Tax Credit Fund IV, LLC	100%
AMTAX Holdings 350, LLC	AMTAX Holdings Corp. Fund (Del.) VII, LLC	100%
AMTAX Holdings 351, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 352, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 353, LLC	American Tax Credit Corporate Fund XVIII, L.P.	100%
AMTAX Holdings 354, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 356, LLC	American Tax Credit Corporate Georgia Fund I, L.P.	100%
AMTAX Holdings 360, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 361, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 362, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 364, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 365, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 366, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 367, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 368, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 369, LLC	American Tax Credit Corporate Georgia Fund I, L.P.	100%
AMTAX Holdings 371, LLC	American Tax Credit Corporate Georgia Fund III, LLC	100%
AMTAX Holdings 373, LLC	American Tax Credit Corporate Georgia Fund III, LLC	100%
AMTAX Holdings 374, LLC	American Tax Credit Corporate Georgia Fund III, LLC	100%
AMTAX Holdings 379, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 380, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 381, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 382, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 383, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 384, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 385, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC,	100%
AMTAX Holdings 386, LLC	AMTAX Holdings Corp. Fund (Del.) III, LLC	100%
AMTAX Holdings 387, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 389, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 390, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 391, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 392, LLC	AMTAX Holdings Corp. Fund (Del.) XVI, LLC	100%
AMTAX Holdings 394, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 395, LLC	AMTAX Holdings Corp. Fund (Del.) XIV, LLC	100%
AMTAX Holdings 397, LLC	Paramount Properties Tax Credit Fund V, LLC	100%
AMTAX Holdings 400, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 402, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 405, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 409, LLC	Capmark Affordable Properties Inc.	0.01%
	AMTAX Holdings Corp. Fund (Del.) XX, LLC	99.99%
AMTAX Holdings 411, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 412, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 413, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 414, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 416, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 417, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 418, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 419, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 420, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 421, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 422, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 424, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 425, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 426, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 427, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 428, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 429, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 430, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 431, LLC	AMTAX Holdings Corp. Fund (Del.) XXI, LLC	100%
AMTAX Holdings 432, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 433, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%
AMTAX Holdings 436, LLC	AMTAX Holdings Corp. Fund (Del.) Northeastern, LLC	100%
AMTAX Holdings 438, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 439, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 440, LLC	AMTAX Holdings Corp. Fund (Del.) 31, LLC	100%
AMTAX Holdings 441, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 442, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 443, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 444, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 445, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 446, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%
AMTAX Holdings 447, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 448, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 449, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 450, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 451, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 452, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 453, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 454, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 455, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 456, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 457, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 458, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 459, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 460, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 461, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 462, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 463, LLC	AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	100%
AMTAX Holdings 464, LLC	AMTAX Holdings Corp. Fund (Del.) XXII, LLC	100%
AMTAX Holdings 465, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 468, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%
AMTAX Holdings 469, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 470, LLC	AMTAX Holdings Corp. Fund (Del.) 33, LLC	100%
AMTAX Holdings 471, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 472, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 474, LLC	AMTAX Holdings Corp. Fund (Del.) XII, LLC	100%
AMTAX Holdings 477, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 479, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-B, LLC	100%
AMTAX Holdings 480, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 482, LLC	Capmark Affordable Equity Holdings Inc.	100%
AMTAX Holdings 484, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 485, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%
AMTAX Holdings 486, LLC	AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	100%
AMTAX Holdings 487, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 488, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 489, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 490, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 491, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 493, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 494, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 495, LLC	AMTAX Holdings Corp. Fund (Del.) XXV, LLC	100%
AMTAX Holdings 496, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 497, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 498, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 499, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 500, LLC	AMTAX Holdings Corp. Fund (Del.) 43, LLC	100%
AMTAX Holdings 501, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 503, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 504, LLC	AMTAX Holdings Corp. Fund (Del.) XX, LLC	100%
AMTAX Holdings 505, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 507, LLC	GMAC Guaranteed Tax Credit Fund XXIII, LLC	100%
AMTAX Holdings 509, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 510, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 511, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 512, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 513, LLC	Paramount Missouri, LLC	100%
AMTAX Holdings 515, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 516, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 517, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 518, LLC	AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	100%
AMTAX Holdings 519, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 520, LLC	American Tax Credit Corporate Fund XX, LLC	100%
AMTAX Holdings 521, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 522, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 523, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 524, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 525, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 526, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 527, LLC	AMTAX Holdings Corp. Fund (Del.) 33, LLC	100%
AMTAX Holdings 528, LLC	American Tax Credit Corporate Fund XXI, L.P.	100%
AMTAX Holdings 529, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 530, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 531, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 532, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 533, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 534, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	100%
AMTAX Holdings 535, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 536, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 538, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC I, LLC	100%
AMTAX Holdings 539, LLC	AMTAX Holdings Corp. Fund (Del.) XIX, LLC	100%
AMTAX Holdings 540, LLC	AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	100%
AMTAX Holdings 541, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 542, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 543, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 544, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 545, LLC	Protech Development Corporation	100%
AMTAX Holdings 549, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 550, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 551, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 553, LLC	American Tax Credit Corporate Fund XX. LP	100%
AMTAX Holdings 555, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 556, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 557, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-B, LLC	100%
AMTAX Holdings 558, LLC	AMTAX Holdings Corp. Fund (Del.) 35, LLC	100%
AMTAX Holdings 562, LLC	Capmark Affordable Equity Holdings Inc.	100%
AMTAX Holdings 563, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 564, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-B, LLC	100%
AMTAX Holdings 565, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 568, LLC	AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	100%
AMTAX Holdings 569, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 570, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 571, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 572, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 574, LLC	AMTAX Holdings Corp. Fund (Del.) XXVII-B, LLC	100%
AMTAX Holdings 575, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%
AMTAX Holdings 576, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%
AMTAX Holdings 577, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 580, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 584, LLC	AMTAX Holdings Corp. Fund (Del.) 43, LLC	100%
AMTAX Holdings 585, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 586, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 589, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 590, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 591, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 592, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 593, LLC	AMTAX Holdings Corp. Fund (Del.) 43, LLC	100%
AMTAX Holdings 594, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%
AMTAX Holdings 595, LLC	AMTAX Holdings Corp. Fund (Del.) 36, LLC	100%
AMTAX Holdings 596, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 597, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 598, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 599, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 601, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 603, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 604, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 606, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 607, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 608, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 610, LLC	Capmark Holdings Corp. Fund (Del.) 4.5 LLC	100%
AMTAX Holdings 612, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 614, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 616, LLC	Capmark Holdings Corp. Fund (Del.) 4.5 LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 617, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC II, LLC	100%
AMTAX Holdings 619, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 620, LLC	Capmark Affordable Tax Credit Fund 3 LLC	100%
AMTAX Holdings 621, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 622, LLC	AMTAX Holdings Corp. Fund (Del.) 42, LLC	100%
AMTAX Holdings 623, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 624, LLC	AMTAX Holdings Corp. Fund (Del.) XV, LLC	100%
AMTAX Holdings 625, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC III, LLC	100%
AMTAX Holdings 627, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 630, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 631, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 632, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 638, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 643, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 644, LLC	AMTAX Holdings Corp. Fund (Del.) 41, LLC	100%
AMTAX Holdings 645, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%
AMTAX Holdings 646, LLC	AMTAX Holdings Corp. Fund (Del.) 34-B, LLC	100%
AMTAX Holdings 647, LLC	AMTAX Holdings Corp. Fund (Del.) 43, LLC	100%
AMTAX Holdings 648, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 651, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC III, LLC	100%
AMTAX Holdings 652, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 653, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 656, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 657, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%
AMTAX Holdings 658, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 659, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 661, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 662, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC III, LLC	100%
AMTAX Holdings 663, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 664, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 665, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 667, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 669, LLC	AMTAX Holdings Corp. Fund (Del.) 32, LLC	100%
AMTAX Holdings 670, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC III, LLC	100%
AMTAX Holdings 671, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 673, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 674, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 675, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 676, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 677, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 678, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 679, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 681, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 685, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 687, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 688, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC IV, LLC	100%
AMTAX Holdings 690, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 692, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 693, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%
AMTAX Holdings 694, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 695, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 698, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 699, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 700, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 702, LLC	Capmark Holdings Corp. Fund (Del.) 4.5, LLC	100%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings 704, LLC	American Tax Credit Corporate Fund XX, LP	100%
AMTAX Holdings 711, LLC	AMTAX Holdings Corp. Fund (Del.) 38, LLC	100%
AMTAX Holdings 712, LLC	AMTAX Holdings Corp. Fund (Del.) 42, LLC	100%
AMTAX Holdings 714, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 715, LLC	AMTAX Holdings Corp. Fund (Del.) AMBAC V, LLC	100%
AMTAX Holdings 718, LLC	AMTAX Holdings Corp. Fund (Del.) 39, LLC	100%
AMTAX Holdings 724, LLC	American Tax Credit Corporate Fund XX, LP	100%
AMTAX Holdings 726, LLC	AMTAX Holdings Corp. Fund (Del.) 42, LLC	100%
AMTAX Holdings 727, LLC	AMTAX Holdings Corp. Fund (Del.) 39, LLC	100%
AMTAX Holdings 731, LLC	American Tax Credit Corporate Fund XX, LP	100%
AMTAX Holdings 735, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 736, LLC	AMTAX Holdings Corp. Fund (Del.) 42, LLC	100%
AMTAX Holdings 740, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 741, LLC	Capmark Affordable Tax Credit Fund 3, LLC	100%
AMTAX Holdings 745, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 747, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings 748, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings 749, LLC	Paramount Georgia II, LLC	100%
AMTAX Holdings 750, LLC	American Tax Credit Corporate Fund XX, L.P.	100%
AMTAX Holdings Corp. Fund (Del.) 30, LLC	Paramount Properties, Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund 30, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 31, LLC	Paramount Properties, Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund 31, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 32, LLC	MS Managing Member XV, LLC	0.01%
	MS Guaranteed Tax Credit Fund XV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 33, LLC	Paramount Properties, Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund 33, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 34, LLC	Paramount Managing Member 34, LLC	0.01%
	Paramount Guaranteed Tax Credit Fund IV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 35, LLC	MS Managing Member X, LLC	0.01%
	MS Guaranteed Tax Credit Fund X, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 36, LLC	MS Managing Member XI, LLX	0.01%
	MS Guaranteed Tax Credit Fund XI, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 37, LLC	MS Managing Member XII, LLC	0.01%
	MS Guaranteed Tax Credit Fund XII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 38, LLC	Capmark Affordable Properties Inc.	0.01%
	Paramount Guaranteed Tax Credit Fund VII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 39, LLC	Capmark Affordable Properties Inc.	0.01%
	Paramount Guaranteed Tax Credit Fund VIII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) 43, LLC	MS Managing Member XIV, LLC	0.01%
	MS Guaranteed Tax Credit Fund XIV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) Ambac III, LLC	Paramount Managing Member AMBAC III, LLC	0.01%(2)

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings Corp. Fund (Del.) Ambac II, LLC	Paramount Managing Member AMBAC II, LLC –	0.01%(2)
AMTAX Holdings Corp. Fund (Del.) Ambac I, LLC	Paramount Managing Member XVI, LLC	0.01%(2)
AMTAX Holdings Corp. Fund (Del.) Ambac IV, LLC	Paramount Managing Member AMBAC IV, LLC	0.01%(2)
AMTAX Holdings Corp. Fund (Del.) Ambac V, LLC	Paramount Managing Member AMBAC V, LLC	0.01%(2)
AMTAX Holdings Corp. Fund (Del.) III, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax GMAC Guaranteed Tax Credit Fund III, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) II, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund I, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) IV, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund IV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) Northeastern, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Northeastern Tax Credit Fund, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) VIII, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund VIII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) VII, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund I, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) V, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund V, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XII, LLC	Capmark Affordable Properties Inc.	0.01%(2)
AMTAX Holdings Corp. Fund (Del.) XI, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund XI, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XIV, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XIV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XIX, LLC	Capmark Affordable Properties Inc.	0.010%
	Paramount Credit Enhanced Tax Credit Fund I, LLC	49.995%
	Paramount Credit Enhanced Tax Credit Fund II, LLC	49.995%
AMTAX Holdings Corp. Fund (Del.) X, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund XI, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XVIII, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XVIII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XVI, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XV, LLC	99.99%

COMPANY	OWNER	PERCENTAGE
AMTAX Holdings Corp. Fund (Del.) XV, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXIII, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XXIII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXII, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund IV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXI, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund III, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXIV, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XXIV, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXIX, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund VII, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XX, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund II, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXVII-A, LLC	Paramount Managing Member XXVII, LLC	0.01%
	Paramount Guaranteed Tax Credit Fund II, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXVII-B, LLC	Paramount Managing Member XXVII, LLC	0.01%
	Paramount Guaranteed Tax Credit Fund I, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXVIII, LLC	MS Managing Member VIII, LLC	0.010%
	MS Guaranteed Tax Credit Fund VIII, LLC	47.555%
	MS Guaranteed Tax Credit Fund IX, LLC	52.435%
AMTAX Holdings Corp. Fund (Del.) XXVI, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund VI, LLC	99.99%
AMTAX Holdings Corp. Fund (Del.) XXV, LLC	Capmark Affordable Properties Inc.	0.01%
	MS Guaranteed Tax Credit Fund V, LLC	99.99%
AMTAX Holdings Corporate Fund, LLC	Capmark Affordable Properties Inc.	100%
AMTAX Holdings II, LLC	Capmark Affordable Properties Inc.	0.01%
	American Tax Credit Corporate Fund XVII, L.P.	99.99%
AMTAX Holdings, LLC	Capmark Affordable Equity Inc.	0.01%
	American Tax Credit Corporate Fund XI, L.P.	99.99%
AMTX Holdings Partner X, LLC	Capmark Affordable Equity Holdings Inc.	100%
Aqua Vista HH LLC	Capmark REO Holding LLC	100%
Ardennes Investments, Y.K.	Summit Crest Ventures, LLC	100%
Arlington Property KK	G Investment Holding, Y.K.	100%
Atlantech Charter Colony, LLC	Protech Holdings 110, LLC	51%
	Atlantic Midlothian, LLC	49%
Belmont Villas LLC	AMTAX Holdings 520, LLC	99.98%
	Protect 2003-D, LLC	0.01%
	Protech Holdings 128, LLC	0.01%
Belton Missouri Development Corporation	Protech Economics, LLC	100%

COMPANY	OWNER	PERCENTAGE
Berkley Property KK	G Investment Holding, Y.K.	100%
Bethesda Metro Center Holdings, LLC	CEI Bethesda Metro Center LLC	50%
	CEI Metro Center Investor LLC	48%
Bethesda Metro Center Office REIT	CEI Metro Center Investor LLC	100%
Birmingham HP HH LLC	Capmark Finance Inc.	0.01%
Birmingham RI HH LLC	Capmark Finance Inc.	0.01%
Blair Affordable Housing Limited Partnership	American Tax Credit Corporate Fund II, L.P.	99%
Brevard FL Equity Investments, Inc.	Commercial Equity Investments, Inc.	100%
Brevard FL Retail, LLC	Brevard FL Equity Investments, Inc.	100%
Briarcliff HH LLC	Capmark REO Holding LLC	100%
Broadway/Pelican Rapids, L.P.	Broadway Street IV, L.P.	1%(2)
Broadway Street 2001, L.P.	Capmark Affordable Properties Inc.	1%
	Protech Economics, LLC	99%
Broadway Street California, L.P.	Capmark Affordable Properties Inc.	1%
	Protech Economics, LLC	99%
Broadway Street Georgia I, LLC	Capmark Affordable Properties Inc.	100%
Broadway Street III, L.P.	Capmark Affordable Properties Inc.	0.010%
	Protech Economics, LLC	0.090%
	AMTAX Holdings, LLC	94.400%
Broadway Street II, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	84.90%
Broadway Street IV, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street IX, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street, L.P.	Capmark Affordable Properties Inc.	0.01%(2)
	Protech Economics, LLC	5.90%(2)
	AMTAX Holdings, LLC	0.09%(2)
Broadway Street VIII, L.P.	Capmark Affordable Properties Inc.	0.01%(2)
	Protech Economics, LLC	0.09%(2)
	AMTAX Holdings, LLC	35.90%(2)
Broadway Street VII, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street VI, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street V, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street XII, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street XI L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings II, LLC	99.90%
Broadway Street XIV, L.P.	Capmark Affordable Properties Inc.	0.01%

COMPANY	OWNER	PERCENTAGE
	Protech Economics, LLC	0.09%
	AMTAX Holdings II, LLC	99.90%
Broadway Street XIX, L.P.	Capmark Affordable Properties Inc.	1.00%
	Protech Economics, LLC	99.00%
Broadway Street X, L.P.	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	0.09%
	AMTAX Holdings, LLC	99.90%
Broadway Street XVIII, L.P.	Capmark Affordable Properties Inc.	1.00%
	Protech Economics, LLC	99.00%
Broadway Street XVII, L.P.	Capmark Affordable Properties Inc.	1.00%
	Protech Economics, LLC	99.00%
Broadway Street XVI, L.P.	Capmark Affordable Properties Inc.	1.00%
	Protech Economics, LLC	99.00%
Broadway Street XV, L.P.	Capmark Affordable Properties Inc.	1.00%
	Protech Economics, LLC	99.00%
Brookdale Mall HH LLC	Capmark REO Holding LLC	26.22%
	Paramount Community Development Fund, LLC	32.79%
Capmark AB No. 2 Limited	Capmark Management Public Limited Company	100%
Capmark Affordable Equity Holdings Inc.	Capmark Capital Inc.	100%
Capmark Affordable Equity Inc.	Capmark Affordable Equity Holdings Inc.	100%
Capmark Affordable Properties Inc.	Capmark Affordable Equity Holdings Inc.	100%
Capmark Affordable Realty Advisors LLC	Capmark Affordable Equity Holdings Inc.	100%
Capmark Affordable Tax Credit Fund 3 LLC	Capmark Affordable Properties Inc.	0.01%(2)
Capmark Asset Management KK	Capmark Japan KK	100%
Capmark Bank	Capmark Financial Group Inc.	100%
Capmark Canada Limited	Capmark Financial Group Inc.	100%
Capmark Capital Inc.	Capmark Financial Group Inc.	100%
Capmark EI Ireland Limited	Capmark Holdings Ireland Limited	100%
Capmark EI Jersey Holdings Limited	Capmark Financial Group Inc.	100%
Capmark EI Luxembourg SARL	Capmark Financial Group Inc.	100%
Capmark Finance Inc.	Capmark Financial Group Inc.	100%
Capmark Funding Japan KK	Capmark Financial Group Inc.	100%
Capmark Holdings Corp. Fund (Del.) 4.5 LLC	Capmark Managing Member 4.5, LLC	0.01%(2)
Capmark Holdings Ireland Limited	Capmark Financial Group Inc.	100%
Capmark Investment Consulting (Shanghai) Company Limited	SJM Cap, LLC	100%
Capmark Investment Holding LLC	Capmark Finance Inc.	100%
Capmark Investments LP	Capmark Finance Inc.	99%
	Capmark Investment Holding LLC	1%
Capmark Ippan Shadan Hojin JPN	Summit Crest Ventures, LLC	100%
Capmark Ireland Limited	Capmark Holdings Ireland Limited	100%
Capmark Japan KK	Capmark Financial Group Inc.	100%
Capmark JPN KK	Capmark Financial Group Inc.	100%
Capmark Live Oak Holdings, LLC	Capmark Affordable Properties Inc.	100%

COMPANY	OWNER	PERCENTAGE
Capmark Management Public Limited Company	Capmark Holdings Ireland Limited	100%
Capmark Managing Member 4.5 LLC	Capmark Affordable Properties Inc.	100%
Capmark Mexico Holding S. de R.L. de C.V.	Capmark Financial Group Inc.	99.97%
	Capmark Finance Inc.	0.03%
Capmark Mortgage Securities Inc.	Capmark Finance Inc.	100%
Capmark Philippines Ltd.	SJM Cap, LLC	100%
Capmark Real Estate Mezzanine GP LLC	Capmark Investments LP	100%
Capmark REO Holding LLC	Capmark Finance Inc.	100%
Capmark TJP KK	SJM Cap, LLC	100%
Capmark Trust	Capmark Financial Group Inc.	100%
Capmark UK Limited	Capmark Financial Group Inc.	100%
Caspita Protech 107 Special, L.P.	Protech Development Corporation	0.01%
	Protech Holdings 107, LLC	99.99%
CB 3 Metro, LLC	CB Asset Resolution Corporation	100%
CB Arapaho Courtyard, LLC	CB Asset Resolution Corporation	100%
CB Arvada, LLC	CB Asset Resolution Corporation	100%
CB Asset Resolution Corporation	Capmark Bank	100%
CB Atrium At Bent Tree, LLC	CB Asset Resolution Corporation	100%
CB Aurora, LLC	CB Asset Resolution Corporation	100%
CB Austin Tower, LLC	CB Asset Resolution Corporation	100%
CB Bayview Plaza, LLC	CB Asset Resolution Corporation	100%
CB Busch Office Portfolio, LLC	CB Asset Resolution Corporation	100%
CB Camino Real, LLC	CB Asset Resolution Corporation	100%
CB Cape Cod Golf, LLC	CB Asset Resolution Corporation	100%
CB Cove Club LLC	CB Asset Resolution Corporation	100%
CB Cross Creek – Chateau, LLC	CB Asset Resolution Corporation	100%
CB Fayette Street Baltimore, LLC	CB Asset Resolution Corporation	100%
CB Fountain Walk, LLC	CB Asset Resolution Corporation	100%
CB Gateway West, LLC	CB Asset Resolution Corporation	100%
CB Horseshoe Bend, LLC	CB Asset Resolution Corporation	100%
CB Houston Lakes, LLC	CB Asset Resolution Corporation	100%
CB Larimer, LLC	CB Asset Resolution Corporation	100%
CB Mid-Atlantic Golf Clubs, LLC	CB Asset Resolution Corporation	100%
CB Midwest Golf Clubs, LLC	CB Asset Resolution Corporation	100%
CB Mission Ridge, LLC	CB Asset Resolution Corporation	100%
CB Northville Golf, LLC	CB Asset Resolution Corporation	100%
CB Penobscot, LLC	CB Asset Resolution Corporation	100%
CB Philadelphia Asset Resolution, LLC	CB Asset Resolution Corporation	100%
CB Pigeon Forge Outlet, LLC	CB Asset Resolution Corporation	100%
CB Scottsdale Resort, LLC	CB Asset Resolution Corporation	100%
CB Seattle Parking Garage, LLC	CB Asset Resolution Corporation	100%
CB Silicon Valley Portfolio, LLC	CB Asset Resolution Corporation	100%
CB Silicon Valley Self Store, LLC	CB Asset Resolution Corporation	100%
CB Summit Business Center, LLC	CB Asset Resolution Corporation	100%

COMPANY	OWNER	PERCENTAGE
CB Vintage Park, LLC	CB Asset Resolution Corporation	100%
CB Waterfall Village, LLC	CB Asset Resolution Corporation	100%
CB West Montgomery Road, LLC	CB Asset Resolution Corporation	100%
CB Williamsburg Village, LLC	CB Asset Resolution Corporation	100%
CEI Bethesda Metro Center LLC	CEI Bethesda Metro Center Investor LLC	100%
CEI Metro Center Investor LLC	Commercial Equity Investments, Inc.	100%
Centerview HH LLC	Capmark Finance Inc.	100%
Chapel Lakes HH LLC	Capmark REO Holding LLC	100%
Charter Colony Senior Associates, L.P.	Atlantech Charter Colony, LLC	0.01%
	AMTAX Holdings 498, LLC	99.99%
C Investment, KK	G Investment Holding, Y.K.	100%
City North HH LLC	Capmark REO Holding LLC	30.12%
	CB Asset Resolution Corporation	55.36%
Classic HH LLC	Capmark REO Holding LLC	100%
Cocke Estates, LLC	Cocke Estates Managing Member Inc.	0.01%
	Protech 2004-D, LLC	0.01%
	AMTAX Holdings 421, LLC	99.98%
Commercial Asset Trading LLC	Capmark Finance Inc.	100%
Commercial Equity Investments, Inc.	Capmark Financial Group Inc.	100%
Commercial Mortgage Funding LLC (1999-A)	Capmark Finance Inc.	100%
Cottages of Hastings, Ltd.	Hastings, Nebraska Development Corporation	100%
CP Corporation KK	G Investment Holding, Y.K.	100%
Crystal Ball Holding of Bermuda Limited	Capmark Financial Group Inc.	100%
Crystal City Partners LLC	Potomac Yard Equity Investments, Inc.	50%
CTS HH LLC	Capmark REO Holding LLC	12.95%
	Paramount Community Development Fund LLC	87.05%
Dial National of Pleasant Hills, L.P.	Capmark Affordable Properties Inc.	100%
Duffy HH LLC	Capmark Finance Inc.	100%
East Bank SLP, LLC	Protech Development Corporation	100%
Eastland International Holdings Ltd.	Fontainebleau One Investment Company Ltd.	100%
Elsinore Courtyard Development, LLC	Protech Holdings 105, LLC	100%
Elsinore Courtyard Limited Partnership	Elsinore Courtyard Development, LLC	0.01%
	AMTAX Holdings 305, LLC	99.99%
Fairview Terrace Holding Limited	Crystal Ball Holding of Bermuda Limited	100%
Fayetteville Marketfair HH LLC	Capmark Finance Inc.	100%
Filipinas Investments Ltd.	SJM Cap, LLC	100%
Flaming Cove Limited	Crystal Ball Holding of Bermuda Limited	100%
Fontainebleau One Investment Company Ltd.	Mark Capital China Investment Company Ltd.	100%
Formosa Asset Management Co., Ltd.	SJM Cap, LLC	100%
Franklin Drive Investors Limited	Fairview Terrace Holding Limited	100%
Freezestore Medley LLC	Net Lease Acquisition LLC	100%
Fuji Property GK	G Investment Holding, Y.K.	99.8%

COMPANY	OWNER	PERCENTAGE
	Pilialoha Ippan Shadan Hojin	0.2%
GAHTCF Holdings II, LLC	Capmark Affordable Properties Inc.	0.01%
	GMAC Guaranteed Tax Credit Fund XII, LLC	99.99%
GAHTCF Holdings, LLC	Capmark Affordable Properties Inc.	0.01%
	GMACCH Guaranteed Tax Credit Fund IX, LLC	99.99%
Gateway HH, LLC	Capmark REO Holding LLC	100%
G H Properties, Y.K.	G Investment Holding, Y.K.	100%
G Investment Assets, Y.K.	Summit Crest Ventures, LLC	100%
G Investment Holding Y.K.	Summit Crest Ventures, LLC	100%
GMACCH Guaranteed Tax Credit Fund II, LLC	Paramount Managing Member II, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund IV, LLC	Paramount Managing Member IV, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund IX, LLC	Paramount Managing Member IX, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund LLC	Paramount Managing Member, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund VIII, LLC	Paramount Managing Member VIII, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund VII, LLC	Paramount Managing Member VII, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund VI, LLC	Paramount Managing Member VI, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund V, LLC	Paramount Managing Member V, LLC	0.01%(2)
GMACCH Guaranteed Tax Credit Fund XI, LLC	Paramount Managing Member XI, LLC	0.01%(2)
GMACCH Unified Tax Credit Fund, LLC	Capmark Affordable Properties Inc.	100%
GMAC Guaranteed Northeastern Tax Credit Fund, LLC	Paramount Managing Member XVII, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund 30, LLC	Paramount Managing Member 30, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund 31, LLC	Paramount Managing Member 31, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund 33, LLC	Paramount Managing Member 33, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund III, LLC	Paramount Managing Member III, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XII, LLC	Paramount Managing Member XII, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XIV, LLC	Paramount Managing Member XIV, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XVIII, LLC	Paramount Managing Member XVIII, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XV, LLC	Paramount Managing Member XV, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XXIII, LLC	Paramount Managing Member XXIII, LLC	0.01%(2)
GMAC Guaranteed Tax Credit Fund XXIV, LLC	Paramount Managing Member XXIV, LLC	0.01%(2)
GP Corporation, Y.K.	G Investment Holding, Y.K.	100%
GP Investments, Y.K.	Summit Crest Ventures, LLC	100%
GP Realty GK	G Investment Holding, Y.K.	100%

COMPANY	OWNER	PERCENTAGE
Grandbury Road Apartments Ft. Worth, LLC	CB Asset Resolution Corporation	100%
Granite One Holdings, Inc.	Capmark Philippines Ltd.	100%
Granite Two Holdings, Inc.	Capmark Philippines Ltd.	100%
Granville Manor Townhomes, L.P.	Capmark Affordable Equity Inc.	0.01%
	American Tax Credit Corporate Fund II, L.P.	99.99%
Hastings, Nebraska Development Corporation	Protech Economics	100%
Heritage Housing Associates, L.P.	Protech Development Corporation	100%
Hollywood HH LLC	Capmark Finance Inc.	21.54%(2)
Huron Plaza HH LLC	Capmark REO Holding LLC	10.49%(2)
Hyacinth Investments Limited	Capmark Holdings Ireland Limited	100%
Ihilani Ippan Shadan Hojin	Summit Crest Ventures, LLC	100%
Interlocken HH LLC	Capmark REO Holding LLC	50%
Ishizuchi Property GK	Summit Crest Ventures, LLC	100%
Japan Asset Trading Inc.	Capmark Financial Group inc.	100%
Kalaiwaa Property Ippan Shadan Hojin	Summit Crest Ventures, LLC	100%
Kanda LLC	Summit Crest Ventures, LLC	100%
Kannai Master Lessee GK	Capmark Ippan Shadan Hojin JPN	100%
Kannai Office TMK	Capmark Ippan Shadan Hojin JPN	100%
Koolau Ippan Shadan Hojin	Capmark Japan KK	100%
LaFollette Estates, LLC	AMTAX Holdings 420, LLC	99.98%
	Protech 2004-D, LLC	0.01%
Lawyers Square HH LLC	Capmark REO Holding LLC	100%
Lease Asset Trading L.L.C. (1999-A)	Capmark Finance Inc.	100%
Linden 78 HH LLC	Capmark REO Holding LLC	40.9%(2)
LTTS 1 Limited	Capmark Management Public Limited Company	100%
Macon Housing II, Limited Partnership	Protech Development Corporation	0.01%
	American Tax Credit Corporate Fund II, L.P.	99.99%
Macon Housing I, Limited Partnership	Protech Development Corporation	0.01%
	American Tax Credit Corporate Fund, L.P.	99.99%
Magnolia Landing Apartments, L.P.	Protech Holdings 159, LLC	0.009%
	Protech 2002-D, LLC	0.001%
	AMTAX Holdings 285, LLC	99.99%
Magnolia Place HH LLC	Capmark REO Holding LLC	100%
Mahalo, Y.K.	Summit Crest Ventures, LLC	100%
Mark Capital China Investment Company Ltd.	SJM Cap, LLC	100%
Market At Riverdale Bend HH LLC	Capmark REO Holding LLC	100%
Mortgage Investments, LLC	Capmark Financial Group inc.	100%
MS Georgia Managing Member III, LLC	Capmark Affordable Properties Inc.	50%
MS Georgia Managing Member II, LLC	Capmark Affordable Properties Inc.	50%
MS Georgia Managing Member IV, LLC	Capmark Affordable Properties Inc.	50%

COMPANY	OWNER	PERCENTAGE
MS Georgia Managing Member, LLC	Capmark Affordable Properties Inc.	50%
MS Guaranteed Georgia Tax Credit Fund III, LLC	MS Georgia Managing Member III, LLC	0.01%(2)
MS Guaranteed Georgia Tax Credit Fund II, LLC	MS Georgia Managing Member II, LLC	0.01%(2)
MS Guaranteed Georgia Tax Credit Fund IV, LLC	MS Georgia Managing Member IV, LLC	0.0100%
MS Guaranteed Georgia Tax Credit Fund, LLC	MS Georgia Managing Member, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund III, LLC	MS Managing Member III, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund II, LLC	MS Managing Member II, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund I, LLC	MS Managing Member I, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund IV, LLC	Paramount Managing Member XXI, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund IX, LLC	MS Managing Member VIII, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund VIII, LLC	MS Managing Member VIII, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund VII, LLC	MS Managing Member VII, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund VI, LLC	MS Managing Member VI, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund V, LLC	Paramount Managing Member XXV, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund XII, LLC	MS Managing Member XII, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund XI, LLC	MS Managing Member XI, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund XIV, LLC	MS Managing Member XIV, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund X, LLC	MS Managing Member X, LLC	0.01%(2)
MS Guaranteed Tax Credit Fund XV, LLC	MS Managing Member XV, LLC	0.01%(2)
MS Managing Member III, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member II, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member I, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member IV, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member IX, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member VIII, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member VII, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member VI, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member V, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member XII, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member XI, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member XIV, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member X, LLC	Capmark Affordable Properties Inc.	50%
MS Managing Member XV, LLC	Capmark Affordable Properties Inc.	50%

COMPANY	OWNER	PERCENTAGE
Munsey HH LLC	Capmark Finance Inc.	100%
NCAT 1 Japan TMK	Capmark Ippan Shadan Hojin JPN	100%
Net Center HH LLC	Capmark REO Holding LLC	99.99%
	Potomac Yard Equity Investments, Inc.	0.01%
Net Lease Acquisition LLC	Capmark Capital Inc.	100%
Newport Finlay Partners, Ltd.	Protech 2001-A, LLC	0.01%
	AMTAX Holdings 2001-DD, LLC	99.98%
Normandie Hotel HH LLC	Capmark REO Holding LLC	100%
Normandy Cobble Creek HH LLC	Capmark REO Holding LLC	100%
Oak Creek HH LLC	Capmark REO Holding LLC	100%
Oaks At Marymont HH LLC	Capmark REO Holding LLC	100%
Olin Investments, Y.K.	Summit Crest Ventures, LLC	100%
Olive Way Investors Limited	Crystal Ball Holding of Bermuda Limited	100%
Palm Springs HH LLC	Capmark REO Holding LLC	64.67%
Paramount Credit Associates II Limited Partnership	Capmark Affordable Properties Inc.	1.00%(2)
Paramount Credit Associates XVII Limited Partnership	Capmark Affordable Properties Inc.	1.00%(2)
Paramount Credit Enhanced Tax Credit Fund II, LLC	Paramount Managing Member XXII, LLC	0.01%(2)
Paramount Credit Enhanced Tax Credit Fund I, LLC	Paramount Managing Member XIX, LLC	0.01%(2)
Paramount Georgia II, LLC	Capmark Affordable Properties Inc.	0.01%(2)
Paramount Georgia, LLC	Capmark Affordable Properties Inc.	0.01%(2)
Paramount Guaranteed Tax Credit Fund III, LLC	Paramount Managing Member 34, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund II, LLC	Paramount Managing Member XXVII, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund I, LLC	Paramount Managing Member XXVII, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund IV, LLC	Paramount Managing Member 34, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund VIII, LLC	Paramount Managing Member 39, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund VII, LLC	Paramount Managing Member 38, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund VI, LLC	Paramount Managing Member 34, LLC	0.01%(2)
Paramount Guaranteed Tax Credit Fund V, LLC	Paramount Managing Member 34, LLC	0.01%(2)
Paramount Managing Member 30, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member 31, LLC	Capmark Affordable Properties Inc.	100%
Paramount Managing Member 33, LLC	Capmark Affordable Properties Inc.	100%
Paramount Managing Member 34, LLC	Capmark Affordable Properties Inc.	70%
Paramount Managing Member 38, LLC	Capmark Affordable Properties Inc.	70%
Paramount Managing Member 39, LLC	Capmark Affordable Properties Inc.	70%

COMPANY	OWNER	PERCENTAGE
Paramount Managing Member AMBAC III, LLC	Capmark Affordable Properties Inc.	100.00%
Paramount Managing Member AMBAC II, LLC	Capmark Affordable Properties Inc.	100.00%
Paramount Managing Member AMBAC IV, LLC	Capmark Affordable Properties Inc.	100.00%
Paramount Managing Member AMBAC V, LLC	Capmark Affordable Properties Inc.	100.00%
Paramount Managing Member III, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member II, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member IV, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member IX, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member VIII, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member VII, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member VI, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member V, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XII, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XI, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XIV, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XIX, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XVIII, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XVI, LLC	Capmark Affordable Properties Inc.	100.00%
Paramount Managing Member XV, LLC	Capmark Affordable Properties Inc.	0.01%

COMPANY	OWNER	PERCENTAGE
	Protech Economics, LLC	99.99%
Paramount Managing Member XXIII, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XXIV, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Managing Member XXVII, LLC	Capmark Affordable Properties Inc.	70%
Paramount Missouri, LLC	Capmark Affordable Properties Inc.	0.01%(2)
Paramount Northeastern Managing Member, LLC	Capmark Affordable Properties Inc.	0.01%
	Protech Economics, LLC	99.99%
Paramount Properties Tax Credit Fund IV, LLC	Capmark Affordable Properties Inc.	0.01%(2)
Paramount Properties Tax Credit Fund, L.P.	Broadway Street 2001, L.P.	0.10%(2)
Patriot Commons HH LLC	Capmark REO Holding LLC	100%
PF Preferred LLC	Capmark Finance Inc.	100%
Pilialoha Ippan Shadan Hojin	Capmark Japan KK	100%
Platinum Asset Management Limited Company	SJM Cap, LLC	100%
PLG Quik Park I, LLC	Capmark Finance Inc.	100%
Poplar Square, Limited Partnership	Protech Holdings 143, LLC	0.009%
	Protech 2002-D, LLC	0.001%
	AMTAX Holdings 273, LLC	99.99%
Potomac Yard Equity Investments, Inc.	Commercial Equity Investments, Inc.	100%
Property Equity Investments, Inc.	Commercial Equity Investments, Inc.	100%
Protech 2000 Corporation	Protech Development Corporation	100%
Protech 2001-A, LLC	Protech Development Corporation	100%
Protech 2001-B, LLC	Protech Development Corporation	100%
Protech 2002-A, LLC	Protech Development Corporation	100%
Protech 2002-B, LLC	Protech Development Corporation	100%
Protech 2002-C, LLC	Protech Development Corporation	100%
Protech 2002-D, LLC	Protech Development Corporation	100%
Protech 2003-A, LLC	Protech Development Corporation	100%
Protech 2003-B (Clinton Towers), LLC	Protech Development Corporation	100%
Protech 2003-B, LLC	Protech Development Corporation	100%
Protech 2003-B (Maple Oak), LLC	Protech Development Corporation	100%
Protech 2003-C, LLC	Protech Development Corporation	100%
Protech 2003-D, LLC	Protech Development Corporation	100%
Protech 2004-A, LLC	Protech Development Corporation	100%
Protech 2004-B, LLC	Protech Development Corporation	100%
Protech 2004-C, LLC	Protech Development Corporation	100%
Protech 2004-D, LLC	Protech Development Corporation	100%
Protech 2005-A, LLC	Protech Development Corporation	100%
Protech 2005-B, LLC	Protech Development Corporation	100%
Protech 2005-C, LLC	Protech Development Corporation	100%
Protech 2005-D, LLC	Protech Development Corporation	100%
Protech 2006-A, LLC	Protech Development Corporation	100%

COMPANY	OWNER	PERCENTAGE
Protech 2006-B, LLC	Protech Development Corporation	100%
Protech 2006-C, LLC	Protech Development Corporation	100%
Protech 2006-D, LLC	Protech Development Corporation	100%
Protech Administrative General Partner, LLC	Protech Development Corporation	100%
Protech America I Corporation	Protech Development Corporation	100%
Protech America I, LLC	Protech America I Corporation	100%
Protech Development 2000, LLC	Protech 2000 Corporation	100%
Protech Development Corporation	Capmark Affordable Equity Holdings Inc.	100%
Protech Development I, LLC	Protech Economics, LLC	100%
Protech Economics, LLC	Capmark Affordable Equity Holdings Inc.	100%
Protech Holdings 105, LLC	Protech Development I, LLC	100%
Protech Holdings 107, LLC	Protech Development I, LLC	100%
Protech Holdings 108, LLC	Protech Development I, LLC	100%
Protech Holdings 109, LLC	Protech Development I, LLC	100%
Protech Holdings 110, LLC	Protech Development I, LLC	100%
Protech Holdings 122, LLC	Protech Development I, LLC	100%
Protech Holdings 123, LLC	Protech Development I, LLC	100%
Protech Holdings 127, LLC	Protech Development I, LLC	100%
Protech Holdings 128, LLC	Protech Development I, LLC	100%
Protech Holdings 131, LLC	Protech Development I, LLC	100%
Protech Holdings 132, LLC	Protech Development I, LLC	100%
Protech Holdings 135, LLC	Protech Development I, LLC	100%
Protech Holdings 141, LLC	Protech Development I, LLC	100%
Protech Holdings 142, LLC	Protech Development I, LLC	100%
Protech Holdings 143, LLC	Protech Development I, LLC	100%
Protech Holdings 147, LLC	Protech Development I, LLC	100%
Protech Holdings 158, LLC	Protech Development I, LLC	100%
Protech Holdings 159, LLC	Protech Development Corporation	100%
Protech Holdings 180, LLC	Protech Development I, LLC	100%
Protech Holdings 2001Z, LLC	Protech Development Corporation	100%
Protech Holdings C, LLC	Protech Development I, LLC	100%
Protech Holdings N, LLC	Protech Development I, LLC	100%
Protech Holdings P, LLC	Protech Development Corporation	100%
Protech Holdings R, LLC	Protech Development I, LLC	100%
Protech Holdings W, LLC	Protech Development Corporation	100%
Protech Holdings X, LLC	Capmark Affordable Properties Inc.	100%
Protech Holdings Y, LLC	Protech Development Corporation	100%
RB Protech 147 L.P.	Protech America I Corporation	1%
	Protech Holdings 147, LLC	99%
Riata Property Investors LLC	Select Apartment Properties, LLC	49.75%
	Riata Property Partners, LLC	0.50%
Riata Property Partners LLC	Capmark Investments LP	100%
Rockwall HH, LLC	Capmark REO Holding LLC	100%
Roebuck Center HH LLC	Capmark REO Holding LLC	100%
RS Atlanta LLC	CB Asset Resolution Corporation	100%
San Pedro HH LLC	Capmark REO Holding LLC	100%
Sankyo LLC	Capmark Finance Inc.	100%
SC Littleton HH LLC	Capmark REO Holding LLC	39.75%(2)
Seacrest Investors GP, LLC	Seacrest Investors, LLC	100%
Seacrest Investors, LLC	Seacrest Investors Managing Member, LLC	50%
Seacrest Investors Managing Member, LLC	Commercial Equity Investments, Inc.	99.5%

COMPANY	OWNER	PERCENTAGE
	Capmark Investments LP	0.5%
Select Apartment Properties, LLC	Select Equity Investments, Inc.	9.16%(2)
Select Equity Investments, Inc.	Commercial Equity Investments, Inc.	100%
Shimura Leasing GK	Capmark Japan KK	100%
Shimura Property GK	Capmark Japan KK	100%
Shinano Property GK	Pilialoha Ippan Shadan Hojin	100%
Sibley Investments, Y.K.	Summit Crest Ventures, LLC	100%
Silver Cove Limited	Flaming Cove Limited	100%
SJM Cap, LLC	Capmark Financial Group Inc.	100%
Springhill Peabody HH LLC	Capmark Finance Inc.	100%
Structured Products Group CDE LLC	Capmark Capital Inc.	100%
Summit Crest Ventures, LLC	Capmark Finance Inc.	100%
Sutton Place HH LLC	Capmark Finance Inc.	100%
Sydney Investments, Y.K.	Summit Crest Ventures, LLC	100%
Symes HH LLC	Capmark Bank	8.21%(2)
Tallahassee Apartments HH, LLC	Capmark REO Holding LLC	100%
Tax Credit Holdings II, LLC	Capmark Affordable Equity Inc.	44.70%
	Capmark Affordable Equity Holdings Inc.	44.20%
	Capmark Affordable Properties Inc.	6.10%
	Protech Development Corporation	3.20%
	Capmark Capital Inc.	1.80%
Tax Credit Holdings I, LLC	Capmark Capital Inc.	99%
	Capmark Affordable Equity Inc.	1%
TCH I Depositor, LLC	Tax Credit Holdings I, LLC	100%
TCH II Assets, LLC	Tax Credit Holdings II, LLC	100%
TCH II Pledge Pool, LLC	Tax Credit Holdings II, LLC	100%
The Arlington LP	Protech Holdings 158, LLC	0.005%
	AMTAX Holdings 281, LLC	99.98%
	Protech 2004-B, LLC	0.005%
Tokachi Property, GK	Kalaiwaa Property Ippan Shadan Hojin	100%
Towson Commons HH LLC	Capmark REO Holding LLC	100%
Uris Investments, Y.K.	Summit Crest Ventures, LLC	100%
Villa Capri Apartments L.L.C.	Protech 2002-A, LLC	0.01%
	AMTAX Holdings 120, LLC	99.99%
Villagio CAT, LLC	Capmark REO Holding LLC	100%
Villa Toscana CAT, LLC	Commercial Asset Trading LLC	100%
Washiba Property GK	Capmark Japan KK	100%
Whitestone HH LLC	Capmark Finance Inc.	100%
Woodbine Holding Company, LLC	Capmark REO Holding LLC	100%

(1)	These entities are not expected to be affiliates immediately following the Effective Date, in accordance with the Plan of Reorganization.
(2)	These entities may be deemed to be affiliates of the Applicant due to contractual relationships pursuant to which affiliates of the Applicant may be deemed to control such entities.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant solely for purposes of this application by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.” Certain beneficial owners of the Applicant may be deemed to be “affiliates” of the Applicant solely for purposes of this application by virtue of their ownership of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table sets forth the names of, and all offices held by, all executive officers and directors of the Company. The executive officers are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. On the Effective Date, the current directors will be replaced by a new board of directors. The composition of the new board will be consistent with amended and restated Articles of Incorporation and amended and restated bylaws of the Company which will be effective following the Effective Date. The mailing address for each executive officer and director listed below is c/o Capmark Financial Group Inc. and affiliates, 116 Welsh Road, Horsham, PA 19044.

Capmark Financial Group Inc.

Name	Position
Baum, Stephen P.	Director
Bechen, Peter F.	Director
Dammerman, Dennis D.	Chairman
Fox, Edward A.	Director
Gross, Bradley J.	Director
Grundhofer, John F.	Director
Hall, William C.	Director
Kendall, Thomas A.	Director
Kruger, Konrad R.	Director
Levine, Jay N.	Director
Neidich, Daniel M.	Director
Nuttall, Scott C.	Director
Olson, Tagar C.	Director
Singh, Rajinder	Director
Ballard, Robert C.	Senior Vice President
Brodzinski, Alyssa J.	Vice President, Assistant Secretary & Associate Counsel
Cage, Richard E.	Senior Vice President
Fairfield, Thomas L.	Chief Operations Officer, Executive Vice President, Secretary, Treasurer & General Counsel
Gallagher, William C.	Chief Executive Officer, President & Chief Risk Officer
Glitz, Donald R.	Vice President
Howell, Rebecca	Vice President & Assistant Secretary
Kim, Elizabeth	Vice President, Assistant Secretary & Associate Counsel
Lauerman, Marisol E.	Vice President, Assistant Secretary & Associate Counsel
Lucerne, John	Vice President
Lydon, Jennifer	Vice President
Sebastian, David	Vice President

5. Principal owners of voting securities.

The following table sets forth information as to each person known by the Applicant to own 10% or more of the voting securities of the Applicant as of the date of this Application. These entities are not expected to own 10% or more of the voting securities of the Applicant after the Effective Date.

Capmark Financial Group Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GMACCH Investor Group LLC(1) c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019	Common Stock	321,986,610	75.4%
GMAC Mortgage Group LLC(2) 200 Renaissance Center, P.O. Box 200 Detroit, Michigan 48265	Common Stock	90,816,738	21.3%

(1)	Shares of common stock owned of record by GMACCH Investor Group LLC may be deemed to be beneficially owned by KKR Millennium Fund L.P. KKR Millennium Fund L.P. and FMCP CH Investors LLC, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P. and Dune Real Estate Parallel Fund LP, affiliates of Five Mile Capital Partners, Goldman, Sachs & Co. and Dune Capital Management LP, respectively, hold all of the voting membership interests in GMACCH Investor LLC. KKR Millennium Fund L.P. is the only person that is deemed to exercise voting or investment power over the shares of common stock that are owned of record by GMACCH Investor LLC. Each of KKR Associates Millennium L.P. (as the general partner of KKR Millennium Fund L.P.); KKR Millennium GP LLC (as the general partner of KKR Associates Millennium L.P.); KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) (collectively, the “KKR Affiliates”) may also be deemed to be the beneficial owner of the securities owned of record by GMACCH Investor Group LLC. As the designated members of KKR Management LLC, Henry R. Kravis and George R. Roberts may also be deemed to beneficially own the securities held by KKR Millennium Fund L.P. Messrs. Kravis and Roberts have also been designated as managers of KKR Millennium GP LLC by KKR Fund Holdings L.P. Messrs. Scott C. Nuttall and Tagar C. Olson are directors of the Applicant and are each an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of KKR Millennium Fund L.P., the KKR Affiliates, and Messrs. Kravis, Roberts, Nuttall and Olson disclaim beneficial ownership of any shares of the Company’s common stock that may be deemed to be beneficially owned by KKR Millennium Fund L.P., except to the extent of their pecuniary interest, and each of their addresses is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.
(2)	GMAC Mortgage Group LLC is a wholly-owned subsidiary of Ally Financial Inc., therefore, the shares of common stock held by GMAC Mortgage Group LLC may be deemed to be held beneficially by Ally Financial Inc. Mr. William C. Hall is a director of our Company and a director or employee of Ally Financial Inc. or GMAC Mortgage Group LLC. Mr. Hall does not exercise voting or investment power over the shares of common stock that are beneficially owned by Ally Financial Inc. and held of record by GMAC Mortgage Group LLC and therefore does not have beneficial ownership of such shares of our common stock. The address of Ally Financial Inc. is 200 Renaissance Center, P.O. Box 200, Detroit, Michigan 48265 and the address of Mr. Hall is 1185 Avenue of the Americas, 2nd Floor, New York, New York 10036.

UNDERWRITERS

6. Underwriters.

None.

CAPITAL SECURITIES

7. Capitalization.

(a)	Set forth below is certain information as to each authorized class of securities of the Applicant as of the date of this Application. None of these securities are expected to be outstanding after the Effective Date.

Capmark Financial Group Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	650,000,000	412,900,918
Preferred Stock	100,000,000	0
Floating Rate Senior Notes due 2010	$850,000,000	$641,712,529	(1)
5.875% Senior Notes due 2012	$1,200,000,000	$1,243,333,593	(1)
6.300% Senior Notes due 2017	$500,000,000	$519,041,926	(1)
Floating Rate Trust Preferred Securities	$250,000,000	$266,359,591	(2)

(1)	These amounts are inclusive of principal, prepetition interest and prepetition fees.
(2)	This amount includes principal and interest.
(b)	Voting Rights

Each holder of Common Stock of the Applicant is entitled to one vote for each share of common stock held on all matters submitted to a vote of security holders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Notes will be issued under the Indenture to be entered into by and among the Company, the Guarantors identified therein and Wilmington Trust, National Association, as trustee and collateral agent. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

Events of Default; Withholding of Notice.

The following will be Events of Default under the Indenture:

1.	a default in the payment of the principal of or premium, if any, on any Note after any such principal or premium becomes due; default in the payment of any interest in respect of any Note if such default continues for 5 days; default in the redemption of principal payable if such default continues for 5 days; or a default in the payment of the REO Property Investment Advance Return if such default continues for 5 days;
2.	the failure by the Company, or any Guarantor, to observe or perform any covenant or agreement contained in the Notes, the Notes Guarantees, the Indenture or the Security Documents if such failure continues for 30 days after notice by the Holders of at least 25% in principal amount of the Outstanding Notes of the Controlling Series (except in the case of a default with respect to payments in connection with a Change of Control, which will constitute an Event of Default without such passage of time requirement);

3.	the failure by the Company, or any of its Subsidiaries, to perform any term or provision of any evidence of Indebtedness of the Company or such Subsidiary, or any other condition shall occur, and as a result of the occurrence of which default or condition any Indebtedness of the Company or any Subsidiary in an amount in excess of $25,000,000 shall become or be declared to be due and payable, or the Company, or any of its Subsidiaries, shall be obligated to purchase any such Indebtedness of the Issuer or any of its Subsidiaries, in each case, prior to the date on which it would otherwise become due and payable, or any Indebtedness of the Company or any of its Subsidiaries in an amount in excess of $25,000,000 shall not be paid when due at its stated maturity, other than, in the case of a Subsidiary that is not an Obligor or an REO Restricted Subsidiary, Indebtedness that is Non-Recourse Indebtedness;
4.	certain events of bankruptcy, insolvency, reorganization, liquidation or receivership involving the Company, any Significant Guarantor or certain other entities, whether through (i) the entry of such events by a court of proper jurisdiction, if undischarged and unstayed for 60 days or (ii) the commencement of such events by the Company, Guarantor or other entity itself;
5.	any Notes Guarantee shall cease to be in full force and effect (other than in accordance with the Indenture);
6.	(1) a default by the Company or any Guarantor in the performance of the Security Documents which adversely effects the enforceability, validity, perfection or priority of the Collateral Agent’s Lien on the Collateral in any material respect, (2) repudiation or disaffirmation by the Company or any Guarantor of its obligations under the Security Documents or (3) judicial determination that the Security Documents are unenforceable or invalid against the Company or any Guarantor for any reason; or
7.	the failure by the Company or any Subsidiary to pay one or more final and non-appealable judgments aggregating in excess of $25,000,000 (except to the extent a reputable and credit worthy insurance company has acknowledged liability in writing for such judgment), which judgments are not paid, discharged or stayed for a period of 60 days, other than a judgment in respect of certain entities which is non-recourse to the assets of any Obligor or any REO Restricted Subsidiary with assets in the aggregate of at least $25,000,000.

If an Event of Default specified above occurs, the maturity of all Outstanding Notes shall automatically be accelerated and the principal amount of the Notes, together with accrued interest thereon, shall be immediately due and payable.

In the event any other Event of Default occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes of the Controlling Series may, by written notice to the Company (and to the Trustee if given by the Holders), declare the principal amount of the Notes, together with accrued interest thereon, immediately due and payable. The right of the Holders to give such acceleration notice shall terminate if the event giving rise to such right shall have been cured before such right is exercised. Any such declaration may be annulled and rescinded by written notice to the Company from the Trustee or the Holders of a majority in principal amount of the Outstanding Notes of the Controlling Series if all amounts then due with respect to the Notes are paid (other than amounts due solely because of such declaration) and all other Defaults with respect to the Notes are cured or waived.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Holders of not less than a majority in principal amount of the Outstanding Notes of the Controlling Series may, on behalf of the Holders of all the Notes, waive any existing Default and its consequences hereunder, except a Default in the payment of the principal of, premium, if any, on, interest on or other payment in respect of any Note held by a non-consenting Holder; provided that the Holders of a majority in principal amount of the Outstanding Notes of the Controlling Series may rescind any acceleration and its consequences including any related payment Default that result from such acceleration. When a Default is waived, it is deemed cured and shall cease to exist and the Company, the Trustee and the Holders shall be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

The Holders of a majority in principal amount of the Outstanding Notes of the Controlling Series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of the Holders not taking part in such direction or that would subject the Trustee to personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

Except to enforce the right to receive payment of principal, premium, if any, interest or other amount payable in respect of the Notes when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless: (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the Outstanding Notes of the Controlling Series have requested the Trustee in writing to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the Holders of a majority in principal amount of the Outstanding Notes of the Controlling Series have not given the Trustee a direction inconsistent with such request within such 60-day period.

Authentication and Delivery of New Notes; Use of Proceeds.

The Trustee shall authenticate and make available for delivery upon a written order of the Company signed by one Officer (i) A Notes for original issue on the date as specified in accordance with the following sentence in an aggregate principal amount of $750 million and (ii) B Notes for original issue on the date as specified in accordance with the following sentence in an aggregate principal amount of $500 million. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and whether the Notes are to be A Notes or B Notes.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Company to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Company. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds from the issuance of the Notes.

Release and Substitution of Any Property Subject to the Lien of the Indenture.

The Liens created by the Security Documents on the Collateral shall be automatically released, without the need for any further action by any Person, and will no longer secure the Notes or the Notes Guarantees or any other Obligations under the Indenture, and the right of the Holders and holders of such other Obligations to the benefits and proceeds of such Liens will terminate and be discharged:

1.	in whole, upon payment in full of the principal of, accrued and unpaid interest, if any, and premium, if any, on, the Notes;
2.	upon the release of a Guarantor from its obligations under the Indenture, as to the Collateral owned by such Guarantor;

3.	in whole, upon the satisfaction and discharge of the Company’s obligations in accordance with the Indenture;
4.	in whole, upon the occurrence of a legal defeasance or a covenant defeasance in accordance with the Indenture;
5.	as to any property or assets constituting Collateral that are sold or otherwise disposed of in accordance with the terms of the Indenture; or
6.	in whole or in part, pursuant to any amendment or supplement to the Indenture or to the Notes effected in accordance with the Indenture.

In addition, Collateral may be released from the Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents. At the request of the Company for a confirmation, acknowledgement or other documentation requested by the Company to evidence the release of Liens or Collateral in accordance with the Indenture, at the Company’s and Guarantors’ expense, the Trustee shall promptly take all necessary actions to execute and/or deliver such confirmation, acknowledgement or other documentation so requested by the Company. The release of any Collateral from the Lien of the Security Documents or the release, in whole or in part, of the Liens created by the Security Documents, shall not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released in accordance with the terms of the applicable Security Documents and the Indenture.

Satisfaction and Discharge of the Indenture.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes, as expressly provided for in the Indenture) as to all Outstanding Notes and the obligations under the Indenture with respect to the Holders of the Notes when:

1.	either (x) all the Notes theretofore authenticated under the Indenture and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (y) all of the Notes that have not been delivered to the Trustee for cancellation under the Indenture have become due and payable by reason of the making of a notice of redemption or otherwise or shall become due and payable within one year, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds, Government Obligations or a combination thereof, sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of redemption or maturity, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof to the date of redemption or maturity, as the case may be;
2.	the Company has paid or caused to be paid all other sums payable by the Company under the Indenture and the Notes (except for any indemnification obligations thereafter owing to the Trustee); and
3.	the Company has delivered to the Trustee an Opinion of Counsel and Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the
Conditions and Covenants Provided for in the Indenture.

The Company and, to the extent required under the Trust Indenture Act of 1939, each Guarantor, shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with Section 314(a)(4) of the Trust Indenture Act of 1939.

When any Default has occurred and is continuing under the Indenture, the Company shall deliver to the Trustee, within 30 days after the occurrence thereof by registered or certified mail or facsimile transmission, an Officers’ Certificate specifying such Default and what action the Company is taking or proposes to take in respect thereto.

9. Other Obligors.

As described in the form of Indenture filed as Exhibit T3C hereto, certain subsidiaries of the Company are expected to be Guarantors with respect to the Notes. Upon determination of the subsidiaries that will guarantee the Company’s obligations with respect to the notes, this application will be amended to include such subsidiary Guarantors as applicants.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 37, consecutively.
(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).
(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Amended and Restated Articles of Incorporation for Capmark Financial Group Inc.*
Exhibit T3B.1	Amended and Restated By-laws of Capmark Financial Group Inc.*
Exhibit T3C	Form of Indenture between the Company, Wilmington Trust, National Association, as Trustee and Collateral Agent and the other parties thereto.*
Exhibit T3D	Not Applicable.
Exhibit T3E.1	Second Amended Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code dated July 8, 2011.*
Exhibit T3E.2	Second Amended Disclosure Statement for Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code dated July 8, 2011.*
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).*
Exhibit 25.1	Statement of eligibility of the Trustee on Form T-1.*

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant has duly caused this Application to be signed on its behalf by the undersigned., thereunto duly authorized, and its seal to be hereunto affiliated and attested, all in the city of Horsham, and Commonwealth of Pennsylvania, on the 11th day of July, 2011.

(Seal)

CAPMARK FINANCIAL GROUP INC.
By: /s/ William C. Gallagher Name: William C. Gallagher Title: Chief Executive Officer, President & Chief Risk Officer
Attest:
By: /s/ Thomas L. Fairfield Name: Thomas L. Fairfield Title: Chief Operations Officer, Executive Vice President, Secretary, Treasurer & General Counsel

EXHIBIT LIST

Exhibit T3A.1	Amended and Restated Articles of Incorporation for Capmark Financial Group Inc.*
Exhibit T3B.1	Amended and Restated By-laws of Capmark Financial Group Inc.*
Exhibit T3C	Form of Indenture between the Company, Wilmington Trust, National Association, as Trustee and Collateral Agent and the other parties thereto.*
Exhibit T3D	Not Applicable.
Exhibit T3E.1	Second Amended Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code dated July 8, 2011*
Exhibit T3E.2	Second Amended Disclosure Statement for Joint Plan of Capmark Financial Group Inc. and Certain Affiliated Proponent Debtors Under Chapter 11 of the Bankruptcy Code dated July 8, 2011*
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).*
Exhibit 25.1	Statement of eligibility of the Trustee on Form T-1.*

*	Filed herewith